Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C.  20549-0405

Attention:

Tia Jenkins

Senior Assistant Chief Accountant

Office of Emerging Growth Companies

Re:

Modena I, Inc.

Form 10-KSB for the Fiscal Year Ended Quarter 31, 2005

Form 10-QSB for the Quarter Ended January 31, 2006

File No. 0-50493

Reply to Comments of June 8, 2006

Dear Tia Jenkins:

This letter is in response to the comment letter sent on June 8, 2006. We have answered “complied with” where we felt that the suggested changes were necessary and have comments where we may have disagreed along with our explanations. We have attached a copy of the revised Form 10-KSB indicated the sections that have been changed.

General:

1.

Complied With.  We have revised to provide all required items and information.  We have filed Items 1 through 5, 9 and 12 through 14.

Item 8A.

Controls and Procedures

2.

Complied With.  We have revised to define the disclosure of controls and procedures specified in Item 307 of Regulation S-B in accordance with section 240.13a-15e or section 240.15d-15e of the Exchange Act Rules.

3.

Complied With.  We have changed “within 90 days prior to the date of filing of the report” to “as of October 31, 2005” to the evaluation.

4.

Complied With.  We have stated that “the evaluation of the controls and procedures was required by paragraph (b) of section 240.13a-15 or 240.15d-15 of the Exchange Act Rules”.

Item 13.

Exhibits

5.

Complied With.  We have updated the certification to use the amended language required by Item 601(b)(31) of Regulation S-B.  Particularly we have included the following:

a.

the fourth paragraph cites the correct Exchange Act Rules for the disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f));

b.

paragraphs 4(b) and 4(c) states that the evaluation was done as of the end of the period covered by the report

c.

paragraph 5(a) addresses “material weaknesses” in addition to significant deficiencies which are “reasonably likely” to adversely affect the registrant’s ability to record, process, summarize and report financial data.

Form 10-QSB for the quarter ended January 31, 2006

6.

We expect to file the required report on Form 10-QSB for the quarter ended January 31, 2006 by June 23, 2006

We acknowledge that: the company is responsible for the adequacy and accuracy of the disclosure in the filing; staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If there are any questions regarding this letter, please contact the undersigned at 647-435-9852.

Best Regards,

/s/ Sang-Ho Kim

Sang-Ho Kim

CEO